UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tapestry Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0075 value per share

(Title of Class of Securities)

876031204

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876031204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANG CAPITAL PARTNERS, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,783,350

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,783,350

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,350

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9%

12.	Type of Reporting Person (See Instructions) PN

Page 2 of 10 pages

CUSIP No. 876031204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANG CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,783,350

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,783,350

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,350

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9%

12.	Type of Reporting Person (See Instructions) OO

Page 3 of 10 pages

CUSIP No. 876031204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KEVIN C. TANG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 179,736

	6.	Shared Voting Power 1,933,350

	7.	Sole Dispositive Power 179,736

	8.	Shared Dispositive Power 1,964,264

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,144,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person (See Instructions) IN

Page 4 of 10 pages

Item 1.
	(a)	Name of Issuer Tapestry Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4840 Pearl East Circle, Suite 300W, Boulder, Colorado 80301

Item 2.
(a)

Name of Person Filing
This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

	(b)	Address of Principal Business Office or, if none, Residence 4401 Eastgate Mall, San Diego, CA 92121
	(c)	Citizenship Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.
	(d)	Title of Class of Securities Common Stock, $0.0075 par value per share (the “Common Stock”)
	(e)	CUSIP Number 876031204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Page 5 of 10 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Tang Capital Partners.  Tang Capital Partners is the record and beneficial owner of 1,783,350 shares of Common Stock and shares voting and dispositive power over such securities with Tang Capital Management and Kevin C. Tang.

Tang Capital Partners.  Tang Capital Partners is the record and beneficial owner of 1,783,350 shares of Common Stock and shares voting and dispositive power over such securities with Tang Capital Management and Kevin C. Tang.

Kevin C. Tang.  Kevin C. Tang may be deemed to beneficially own 2,144,000 shares of the Issuer’s Common Stock, comprising:

•      1,783,350 shares owned by Tang Capital Partners, for which Tang Capital Management, of which Mr. Tang is manager, serves as general partner.  Mr. Tang shares voting and dispositive power over such shares with Tang Capital Management and Tang Capital Partners.

•      25,000 shares owned by Kevin C. Tang’s Individual Retirement Account. Mr. Tang has sole voting and dispositive power over such shares.

•      150,000 shares owned by Kevin C. Tang and Haeyoung K. Tang, Trustees of The Tang Family Trust dated 8/27/02 (“Tang Family Trust”). Kevin C. Tang shares voting and dispositive power over these shares with Haeyoung K. Tang.

•      51,858 shares owned by Julian K. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Mr. Tang serves as trustee.  Mr. Tang has sole voting and dispositive power over such shares.

•      60,688 shares owed by Justin L. Tang under the UTMA, for which Mr. Tang serves as trustee.  Mr. Tang has sole voting and dispositive power over such shares.

•      15,000 shares owed by Noa Y. Tang under the UTMA, for which Mr. Tang serves as trustee.  Mr. Tang has sole voting and dispositive power over such shares.

•      27,190 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Mr. Tang serves as trustee and is a participant.  Mr. Tang has sole voting and dispositive power over such shares.

Page 6 of 10 pages

•      15,759 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”) and 15,155 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”).  Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and Chung IRA.

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

In addition to the foregoing shares, the following entities also hold the following warrants to purchase shares of Common Stock:

•      Tang Capital Partners holds a warrant to purchase 1,705,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).

•      Kevin C. Tang’s Individual Retirement Account holds a warrant to purchase 25,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).

•      The Tang Family Trust holds a warrant to purchase 150,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).

•      Julian K. Tang, under the UTMA, for which Mr. Tang serves as trustee, holds a warrant to purchase 35,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).

•      Justin L. Tang, under the UTMA, for which Mr. Tang serves as trustee, holds a warrant to purchase 50,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).

•      Noa Y. Tang, under the UTMA, for which Mr. Tang serves as trustee, holds a warrant to purchase 15,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).

•      The Chung IRA holds a warrant to purchase 10,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).

•      The Chang IRA holds a warrant to purchase 10,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).

Each of the above warrants provide that in no event shall the warrants be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by the Tang Stockholders and their affiliates, would result in the beneficial ownership by the Tang Stockholders and their affiliates of more than 9.999% of the outstanding Common Stock (the "Issuance Limitation").  The Tang Stockholders each have the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to the Issuer.  The Issuance Limitation presently remains in effect with respect to all such warrants and no shares are currently issuable upon exercise of such warrants.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any Tang Stockholder or any other person that it is the beneficial owner of any of the Common Stock underlying such warrants for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 7 of 10 pages

(b)	Percent of class: Tang Capital Partners Tang Capital Management Kevin C. Tang		10.9% 10.9% 13.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Tang Capital Partners Tang Capital Management Kevin C. Tang	0 shares 0 shares 179,736 shares
	(ii)	Shared power to vote or to direct the vote Tang Capital Partners Tang Capital Management Kevin C. Tang	1,783,350 shares 1,783,350 shares 1,933,350 shares
	(iii)	Sole power to dispose or to direct the disposition of Tang Capital Partners Tang Capital Management Kevin C. Tang	0 shares 0 shares 179,736 shares
	(iv)	Shared power to dispose or to direct the disposition of Tang Capital Partners Tang Capital Management Kevin C. Tang	1,783,350 shares 1,783,350 shares 1,964,264 shares

Page 8 of 10 pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 9, 2007

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 10 of 10 pages